Exhibit 99.1

Encana files 2014 year-end disclosure documents

Calgary, Alberta (March 3, 2015) TSX, NYSE: ECA

Encana Corporation today filed its audited Consolidated Financial Statements for the year ended December 31, 2014 and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Encana has also filed its Annual Information Form for the year ended December 31, 2014, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Encana has also filed its Form 40-F for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.encana.com, or by emailing investor.relations@encana.com. Copies of Encana’s audited Consolidated Financial Statements are available upon request free of charge.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

SOURCE: Encana Corporation

Encana Corporation	1